EXHIBIT (b)(1)

[GRAPHIC OMITTED (CHASE LOGO)]





                             CHASE SECURITIES INC.
                                270 Park Avenue
                            New York, New York 10017

                            THE CHASE MANHATTAN BANK
                                270 Park Avenue
                            New York, New York 10017



                                                               October 17, 1999


                            $1,900,000,000 Term Loan
                               Commitment Letter


Delta Air Lines, Inc.
Hartsfield Atlanta International Airport
Atlanta, Georgia 30320

Attention:  Edward H. West
            Executive Vice President and
            Chief Financial Officer

Ladies and Gentlemen:

     Delta Air Lines, Inc. (the "Buyer" or the "Borrower") has advised Chase Securities Inc. ("CSI") and The Chase Manhattan Bank ("Chase") that the Buyer intends to acquire (the "Acquisition") all of the outstanding common stock of Comair Holdings, Inc. (the "Target") not already owned by it for cash consideration not to exceed $1,900,000,000. References herein to the "Acquisition" shall include the financings described herein and all other transactions related to the Acquisition. You have also advised us that you wish to obtain a senior unsecured term loan (the "Term Loan") in the amount of up to $1,900,000,000 to provide financing for the Acquisition.


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     CSI is pleased to advise you that it is willing to act as lead arranger and book manager for the Term Loan, and Chase is pleased to advise you of its commitment to provide the entire amount of the Term Loan. The Statement of Terms and Conditions attached as Exhibit A hereto (the "Term Sheet") sets forth the principal terms and conditions on and subject to which Chase is willing to make available the Term Loan.

     It is agreed that Chase will act as the sole and exclusive administrative agent in respect of the Term Loan, and that CSI will act as lead arranger and book manager in respect of the Term Loan, and each will, in such capacities, perform the duties and exercise the authority customarily performed and exercised by it in such roles. You agree that no other agents, co-agents or arrangers will be appointed (it being understood that Citibank, N.A. may act as syndication agent), no other titles will be awarded and no compensation (other than that expressly contemplated by the Fee Letter referred to below) will be paid in connection with the Term Loan unless you and we shall so agree.

     We intend to syndicate the Term Loan to a group of financial institutions (together with Chase, the "Lenders") identified by us and reasonably acceptable to you. CSI intends to commence syndication efforts promptly, and you agree actively to assist CSI in completing a syndication satisfactory to it. Such assistance shall include (a) your using commercially reasonable efforts to ensure that the syndication efforts benefit materially from your existing lending relationships, (b) direct contact between your senior management and advisors and the proposed Lenders, (c) assistance in the preparation of a Confidential Information Memorandum and other marketing materials to be used in connection with the syndication and (d) the hosting, with CSI, of one or more conference calls with prospective Lenders.

     CSI will manage all aspects of the syndication in consultation with you, including decisions as to the selection of institutions to be approached and when they will be approached, when their commitments will be accepted, which institutions will participate, the allocations of the commitments among the Lenders and the amount and distribution of fees among the Lenders. To assist CSI in its syndication efforts, you agree promptly to prepare and provide to CSI and Chase such information with respect to the Borrower, the Target, the Acquisition and the other transactions contemplated hereby, including financial information and projections (the "Projections"), as we may reasonably request in connection with the arrangement and syndication of the Term Loan. You hereby represent and covenant that (a) all information other than the Projections (the "Information") that has been or will be made available to Chase or CSI by you or any of your representatives, as supplemented from time to time prior to the Closing Date (as such term is defined in the Term Sheet), shall be complete and correct in all material respects and does not or will not, as so supplemented,



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


contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made, provided that, in the case of Information relating to the Target, this representation and covenant is being given only as to the Borrower's actual knowledge, and (b) the Projections that have been or will be made available to Chase or CSI by you or any of your representatives have been or will be prepared in good faith based upon reasonable assumptions. You understand that in arranging and syndicating the Term Loan we may use and rely on the Information and Projections without independent verification thereof. The effectiveness of this paragraph and the two preceding paragraphs shall survive the execution and delivery of definitive financing documentation.

     As consideration for Chase's commitment hereunder and CSI's agreement to perform the services described herein, you agree to pay to Chase the nonrefundable fees set forth in the Fee Letter (the "Fee Letter") delivered herewith.

     Chase's commitment hereunder and CSI's agreement to perform the services described herein are subject to (i) our completion of and satisfaction in all respects with a due diligence investigation of the Borrower, the Target and their respective subsidiaries, (ii) there not having been, since September 30, 1999, any material adverse change in the condition or operations of the Buyer and its subsidiaries, considered as a whole (on a pro forma basis assuming consummation of the Acquisition), (iii) our not becoming aware after the date hereof of any information or other matter (including any matter relating to financial models and underlying assumptions relating to the Projections) that in our judgment is inconsistent in a material and adverse manner with any information or other matter disclosed to us prior to the date hereof, (iv) there not having occurred a material disruption of or material adverse change in conditions in the financial, banking or capital markets that, in our reasonable judgment, could impair the syndication of the Term Loan, (v) our satisfaction that, until the Closing Date, there shall be no competing offering, placement or arrangement of any bank financing (including liquidity facilities) by or on behalf of the Borrower or any of its affiliates (other than the Target), and (vi) the other conditions set forth or referred to in the Term Sheet. Such commitment and agreement of Chase and CSI are also subject to the satisfactory negotiation, execution and delivery of loan documents for the Term Loan on or prior to November 17, 1999, which shall be based upon and substantially consistent with the Term Sheet and, except as otherwise specifically contemplated hereby or by the Term Sheet, shall be substantially similar to the Existing Credit Agreement (as defined in the Term Sheet).


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


     You agree (a) to indemnify and hold harmless Chase, CSI, their affiliates and their respective officers, directors, employees, advisors, and agents (each, an "indemnified person") from and against any and all losses, claims, damages and liabilities to which any such indemnified person may become subject arising out of or in connection with this Commitment Letter, the Term Loan, the use of the proceeds thereof, the Acquisition or any related transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any indemnified person is a party thereto, and to reimburse each indemnified person upon demand for any legal or other expenses incurred in connection with investigating or defending any of the foregoing, provided that the foregoing indemnity will not, as to any indemnified person, apply to losses, claims, damages, liabilities or related expenses to the extent they are found by a final, non-appealable judgment of a court to arise from the willful misconduct or gross negligence of such indemnified person, and (b) to reimburse Chase, CSI and their affiliates on demand for all reasonable out-of-pocket expenses (including syndication expenses and reasonable fees, charges and disbursements of counsel) incurred in connection with the Term Loan and any related documentation (including this Commitment Letter and the definitive financing documentation). No indemnified person shall be liable for any damages arising from the use by others of Information or other materials obtained through electronic, telecommunications or other information transmission systems or for any special, indirect, consequential or punitive damages in connection with the Term Loan.

     You acknowledge that Chase and its affiliates (the term "Chase" as used below in this paragraph being understood to include such affiliates) may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the transactions described herein and otherwise. Chase will not use confidential information obtained from you by virtue of the transactions contemplated by this Commitment Letter or its other relationships with you in connection with the performance by Chase of services for other companies, and Chase will not furnish any such information to other companies. Chase further confirms that it will comply with its obligations under the confidentiality agreement dated October 15, 1999 previously delivered to you. You also acknowledge that Chase has no obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained from other companies.

     This Commitment Letter shall not be assignable by you without the prior written consent of Chase and CSI (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto. This Commitment Letter may not be amended or waived except by an instrument in writing signed by you,



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


Chase and CSI. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof. This Commitment Letter and the Fee Letter are the only agreements that have been entered into among us with respect to the Term Loan and set forth the entire understanding of the parties with respect thereto. This Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York.

     This Commitment Letter is delivered to you at your request on the understanding that neither this Commitment Letter, the Term Sheet or the Fee Letter nor any of their terms or substance shall be disclosed, directly or indirectly, to any other person except (a) to the officers, agents and advisors of the Buyer who are directly involved in the consideration of this matter, (b) in the case of the Commitment Letter and the Term Sheet only, to the officers, agents and advisors of the Target who are directly involved in the consideration of this matter, on a confidential basis, or (c) as may be compelled in a judicial or administrative proceeding or as otherwise required by law (in which case you agree to inform us promptly thereof), provided, that the foregoing restrictions shall cease to apply (except in respect of the Fee Letter and its terms and substance) after this Commitment Letter has been accepted by you.

     The compensation, reimbursement, indemnification and confidentiality provisions contained herein and in the Fee Letter shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or Chase's commitment hereunder.

     If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof and of the Term Sheet and the Fee Letter by returning to us executed counterparts hereof and of the Fee Letter, not later than 5:00 p.m., New York City time, on October 20, 1999. This offer will automatically expire at such time in the event we have not received such executed counterparts in accordance with the immediately preceding sentence.


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


     We are pleased to have been given the opportunity to assist you in connection with this important financing.


                                        Very truly yours,

                                        CHASE SECURITIES INC.


                                        By:
                                           ------------------------------------
                                           Name:
                                           Title:


                                        THE CHASE MANHATTAN BANK


                                        By:
                                           ------------------------------------
                                           Name:
                                           Title:
Accepted and agreed to as of
the date first above written:

DELTA AIR LINES, INC.

By:
   -----------------------------------
   Name:
   Title:




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


                                                                      EXHIBIT A

[GRAPHIC OMITTED (CHASE LOGO)]


                             DELTA AIR LINES, INC.
                            $1,900,000,000 TERM LOAN
                                   TERM SHEET

     Delta Air Lines, Inc. intends to acquire (the "Acquisition") all of the outstanding common stock of Comair Holdings, Inc. (the "Target") not already owned by it for cash consideration not to exceed $1,900,000,000. References herein to the "Acquisition" shall include the financings described herein and all other transactions related to the Acquisition. Set forth below is a summary of terms and conditions for a senior unsecured term loan to be used to provide financing for the Acquisition.

Borrower:                Delta Air Lines, Inc. (the "Buyer" or the "Borrower").

Lead Arranger and Book   Chase Securities Inc. ("CSI"; in such capacity, the
Manager:                 "Arranger").

Administrative Agent:    The Chase Manhattan Bank ("Chase"; in such
                         capacity, the "Administrative Agent").

Lenders: Chase and/or other financial institutions selected by the Arranger and reasonably acceptable to the Borrower.

Amount of Term Loan:     Senior unsecured term loan of up to $1.9 billion (the
                         "Term Loan").

Purpose/Use of Proceeds: To finance a portion of the cash consideration to be paid in connection with the Acquisition and to pay related fees and expenses.

Final Maturity of Term   Twenty-four months following the Closing Date (as
Loan:                    defined below).

Availability:            Term Loan may be funded in two drawings, on the Closing
                         Date and on the date on which the Target shall become a wholly owned subsidiary of the Borrower pursuant to a merger transaction (the "Merger"). Notwithstanding the foregoing, all unfunded commitments in respect of the Term Loan




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                         shall automatically terminate on the 120th day after
                         the Closing Date.

Amortization:            None.

Interest Rate:           All amounts outstanding under the Term Loan shall bear
                         interest, at the Borrower's option, as follows:

                         A. at the Alternate Base Rate ("ABR") plus the Applicable Margin per annum; or

                         B. at the Eurodollar Rate plus the Applicable Margin per annum.

                         The Applicable Margin shall be determined based upon the Borrower's long term senior unsecured debt ratings from time to time as established by Standard & Poor's (the "S&P Rating") and Moody's Investors Services (the "Moody's Rating") as set forth below:

                         -------------------------------------------------------
                                                  Eurodollar       ABR
                                                  Applicable    Applicable
                         Level     Rating           Margin        Margin
                         -------------------------------------------------------
                         1         BBB+ or           0.75%           0%
                                   higher or
                                   Baal or
                                   higher
                         -------------------------------------------------------
                         2         BBB or           0.875%           0%
                                   Baa2
                         -------------------------------------------------------
                         3         BBB- or           1.00%           0%
                                   Baa3
                         -------------------------------------------------------
                         4         BB+ or Ba1        1.25%        0.25%
                         -------------------------------------------------------
                         5         BB or lower       2.00%        1.00%
                                   or Ba2 or
                                   lower
                         -------------------------------------------------------

                         The Administrative Agent shall determine the Applicable Margin from time to time in accordance with the above table and notify the Borrower and the Lenders of such determination from time to time. In


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                         the event the S&P Rating and the Moody's Rating
                         correspond to different levels on the above table resulting in different Applicable Margin determinations, the following provisions shall apply. In the event the S&P Rating and the Moody's Rating differ by one level, the Applicable Margin shall be that corresponding to the higher Rating. In the event the S&P Rating and the Moody's Rating differ by two levels the Applicable Margin shall be that corresponding to that level which is in between the two applicable levels. In the event the S&P Rating and the Moody's Rating differ by three levels, the Applicable Margin shall be that corresponding to the level immediately below the higher of such Ratings. In the event the S&P Rating and the Moody's Rating differ by four levels (i.e. a ratings split between level 1 and level 5), the Applicable Margin shall be that corresponding to level 4.

                         In the event only one rating agency exists or continues rating the Borrower's long term senior unsecured debt, such agency's rating shall be used for purposes of the above table. In the event: (i) neither agency exists or continues rating the Borrower's long term senior unsecured debt or (ii) the Borrower no longer has any outstanding long term senior unsecured debt to be rated, the Applicable Margin for the first 90 days after such occurrence shall be the Applicable Margin in effect as determined using the above immediately prior to such occurrence. During such 90-day period, the Administrative Agent and the Borrower shall negotiate in good faith to agree upon a new pricing grid or other appropriate pricing terms. Any such new grid or pricing terms shall be approved by the Requisite Lenders. In the event the Administrative Agent, the Borrower and the Requisite Lenders cannot agree upon such new pricing grid or pricing terms by the end of such 90-day period, the Applicable Margin shall be that corresponding to level 5 of the above table for the remainder of the term of the Term Loan.

                         Any necessary adjustment in the Applicable Margin pursuant to the terms hereof shall become effective immediately upon any change in a rating.



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                         A commitment fee shall be payable to the Lenders at
                         the rate of 0.125% per annum in respect of the period commencing on the date of execution of the Credit Agreement and ending on the date on which no unfunded commitments remain in effect. The Borrower shall have the right to terminate or reduce the amount of the unfunded commitments at any time.

                         Other provisions with respect to interest rates, funding protection, taxes and reserve requirements, capital adequacy protection, and similar matters shall be substantially similar to those contained in the Existing Credit Agreement.

Interest Payments:       Quarterly for loans bearing interest with reference to
                         the ABR, on the last day of selected interest periods
                         (which shall be one, two, three and six months) for loans bearing interest with reference to the Eurodollar Rate (and at the end of every three months, in the case of interest periods of longer than three months), and upon prepayment; in each case payable in arrears and computed on a basis consistent with the Borrower's existing Credit Agreement dated as of May
                         2, 1997, as amended through the date hereof (the
                         "Existing Credit Agreement").

Voluntary Prepayment:    The Term Loan may be prepaid in whole or in part
                         (provided that with respect to loans bearing interest with reference to the Eurodollar Rate prepaid other than at the end of the applicable interest period, the Borrower will pay customary "broken funding" costs, if any, on terms substantially similar to those contained in the Existing Credit Agreement).

Representations and      Substantially similar to those contained
Warranties:              in the Existing Credit Agreement and, on a basis
                         consistent with the tenor and scope of such representations and warranties, such additional representations and warranties relating to the Acquisition as are appropriate.

Covenants:               Substantially similar to those contained in the
                         Existing Credit Agreement.



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                         In addition, at any time when the S&P Rating is less
                         than BBB- and the Moody's Rating is less than Baa3, the Borrower will be required to maintain as of the last day of each fiscal quarter a ratio (determined on a rolling four-quarter basis) of (a) Consolidated EBITDA plus aircraft operating rental expense to (b) consolidated interest expense plus aircraft operating rental expense, of not less than 1.5 to 1.

                         In the event that any negative covenants contained in the Existing Credit Agreement, as amended or replaced (in whole or in part) from time to time, shall be more restrictive than the negative covenants contained in the Credit Agreement, the Credit Agreement shall automatically be deemed to have been amended to add such more restrictive covenants.

Events of Default:       Substantially similar to those contained in the
                         Existing Credit Agreement.

Conditions Precedent to Substantially similar to the Existing Credit Initial Funding of Term Agreement, together with the following additional
Loan: conditions (the date on which such conditions are satisfied, the "Closing Date"):

                         1. Satisfactory Documentation. The Credit Agreement
                            and related loan documents shall be prepared by counsel to the Administrative Agent and shall be consistent with the terms hereof and of the Commitment Letter.

                         2. Tender Offer. Concurrently with the initial
                            borrowing under the Term Loan, the Borrower shall acquire, pursuant to a tender offer (the "Tender Offer"), at least a majority of the outstanding common stock of the Target.

                         3. No Material Adverse Change. (a) Since September 30,
                            1999, there shall not have been any material adverse change in the condition or operations of the Buyer and its subsidiaries, considered as a whole (on a pro forma basis assuming consummation of the Acquisition), and (b) no information submitted to the Arranger or



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                            the Administrative Agent shall prove, when
                            considered as a whole with all such information so submitted, to have been inaccurate, incomplete or misleading in any material respect.

                         4. Certain Financial Statements. The Administrative
                            Agent shall have received a pro forma balance sheet for the Borrower and its subsidiaries and the Target and its subsidiaries giving effect to the Acquisition as of the quarterly date immediately preceding the Closing Date and pro forma income and cash flow statements for the Borrower and its subsidiaries and the Target and its subsidiaries for the twelve month period ending on the quarterly date immediately preceding the Closing Date. Such pro forma financial statements shall reflect the expenses and financing necessary to consummate the Acquisition.

                         5. Consents and Approvals. All material necessary
                            governmental and third party consents and approvals in connection with the Term Loan, the Tender Offer and the other transactions contemplated by the Term Loan shall have been obtained and remain in effect, and all applicable waiting periods shall have expired without any action being taken by any applicable authority, except to the extent the failure to obtain any such consent or approval would not have a material adverse effect on the Buyer, Target and their respective subsidiaries considered as a whole (on a pro forma basis, assuming consummation of the Acquisition).

                         6. Litigation, etc. There shall exist no action, suit,
                            investigation, litigation or proceeding pending or threatened in any court or before any arbitrator or governmental instrumentality (a) with respect to which there is a reasonable possibility of an adverse decision that would be reasonably likely to have a material adverse



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                            effect on the condition or operations of the
                            Borrower, the Target, and their respective subsidiaries, considered as a whole (on a pro forma basis, assuming consummation of the Acquisition) or
                            (b) that purports to affect the validity or binding effect of the Term Loan.

                         7. Payments of Amounts Due. All fees and other
                            compensation contemplated hereby payable to the Arranger, the Administrative Agent or the Lenders shall have been paid to the extent due.

                         8. Customary Closing Documents. All documents required
                            to be delivered under the definitive financing documents, (including customary legal opinions), corporate records and documents from public officials and officers' certificates, shall have been delivered to the reasonable satisfaction of the Administrative Agent.

Conditions Precedent to  Consummation of the Merger (with the aggregate cash
Second Funding of Term   consideration paid for the overall Acquisition not
Loan:                    exceeding $1,900,000,000), together with customary
                         additional conditions substantially similar to those applicable to ongoing borrowings under the Existing Credit Agreement, including absence of any default and reaffirmation of representations and warranties, except representations and warranties relating to material adverse change and certain other matters.

Assignments and          The Lenders may assign all or, in an amount of not
Participations:          less than $5 million, any part of their share of the
                         Term Loan to affiliates or one or more banks, financial institutions or other entities that are eligible assignees (to be described in the Credit
                         Agreement) and are acceptable to the Administrative
                         Agent and the Borrower, such consents not to be unreasonably withheld, and upon such assignment, such affiliate, bank, financial institution or entity shall become a Lender for all purposes of the loan documentation; provided that assignments made to affiliates and other Lenders shall not be subject to the $5 million minimum assignment requirement. In connection with



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                         each assignment the Administrative Agent shall be paid
                         by the assigning Lender an assignment fee of $3,500. The Lenders will have the right to sell participations, subject only to customary limitations on voting rights, in their share of the Term Loan.

Requisite Lenders:       Lenders holding 51% of the Term Loan, except that with
                         respect to certain matters relating to the interest rates, maturity, the definition of Requisite Lenders and certain other matters (substantially similar to those set forth in the Existing Credit Agreement), Requisite Lenders will be defined as Lenders holding
                         100% of the Term Loan.

Indemnity:               Substantially similar to the Existing Credit
                         Agreement.

Governing Law and        The Borrower will submit to the non-exclusive
Jurisdiction:            jurisdiction and venue of the federal and state courts
                         of the State of New York and (together with the Arranger, the Administrative Agent and the Lenders) shall waive any right to trial by jury. New York law shall govern the Credit Agreement and related loan documents.



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